HealthLynked Corp.

1726 Medical Blvd Suite 101

Naples, Florida 34110

August 21, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Dundas

Re: HealthLynked Corp.
Registration Statement on Form S-1
File No. 333-226868

Ladies and Gentleman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, HealthLynked Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, August 22, 2018, or as soon thereafter as possible.

Please notify Andrea Cataneo of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3096 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

HEALTHLYNKED CORP.

By:	/s/ George O’Leary
Name: Title:	George O’Leary Chief Financial Officer